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SEC FILE NUMBER
8-1369

SEC Mail Processing
FEB 23 2024
Washington, DC

ANNUAL REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 11/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Federal Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Ettinger	617-760-1632	robert_ettinger@putnam.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

405 Howard St Suite 600	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Robert Ettinger, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Putnam Retail Management Limited Partnership, as of 11/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Chelsea E Lauzon
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 22, 2030

Notary Public

Signature:

Title:
Vice President and Corporate Controller

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Putnam Retail Management Limited Partnership
Table of Contents
November 30, 2023

pwc

Report of Independent Registered Public Accounting Firm

To the Officer and Partners of Putnam Retail Management Limited Partnership

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Putnam Retail Management Limited Partnership (the "Partnership") as of November 30, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of November 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Subsequent Event

As discussed in Note 11 to the financial statement, on January 1, 2024, Putnam U.S. Holdings I, LLC ("Holdings") and certain subsidiaries, including the Partnership, were acquired by Templeton Worldwide, Inc. ("TWI"), a wholly owned subsidiary of Franklin Resources, Inc. ("Franklin"). As a result of the acquisition of Holdings by TWI, all of the Partnership's outstanding Class B awards were cancelled on January 1, 2024 and either exchanged for cash or replaced by Franklin stock awards under the Amended and Restated Franklin Resources, Inc. 2017 Equity Incentive Plan.

PricewaterhouseCoopers LLP

February 20, 2024

We have served as the Partnership's auditor since 2023.

PricewaterhouseCoopers LLP, 405 Howard Street, Suite 600, San Francisco, California 94105
T: (415) 498 5000, www.pwc.com/us

Putnam Retail Management Limited Partnership
Statement of Financial Condition
November 30, 2023

(in thousands)		
Assets		
Cash and cash equivalents	$	59,698
Receivables		18,167
Due from affiliated entities, net		36,461
Deferred sales commissions, net		2,621
Other		3,830
Total Assets	$	120,777
Liabilities		
Accounts payable and accrued expenses		34,285
Accrued sales and distribution expenses		11,564
Total liabilities		45,849
Commitments and Contingencies (Note 5)		
Partners' Capital		74,928
Total Liabilities and Partners' Capital	$	120,777

1. Business

Nature of Operations

Putnam Retail Management Limited Partnership (the "Partnership") is a 99% owned subsidiary of Putnam U.S. Holdings I, LLC ("Holdings") and a 1% owned subsidiary of Putnam Retail Management GP, Inc., which is a wholly owned subsidiary of Holdings. Holdings is a wholly indirectly owned subsidiary of Putnam Investments, LLC (the "Parent" or "Putnam"), which is a majority indirect-owned subsidiary of Great-West Lifeco Inc. ("Lifeco"). The Partnership is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and the Partnership business activities include distribution of shares of the Putnam family of mutual funds ("affiliate funds"), serving as distributor for the Putnam 529 for America Savings Plan, and distribution of the variable life insurance and annuities, certain privately-placed investment funds, certain retirement plans, collective investment trusts and other tax-advantaged plans such as IRAs. The Partnership is a member of the Financial Industry Regulatory Authority, which is the designated examining authority of U.S. broker-dealers, and the Securities Investor Protection Corporation.

The Partnership financial statement and corresponding notes are presented for the fiscal period spanning January 1, 2023 through November 30, 2023.

2. Significant Accounting Policies

Basis of Presentation

The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the period presented. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates.

Related Parties

Related parties are affiliated funds and other Putnam subsidiaries ("affiliated entities"). Amounts due to and from affiliated entities, and substantially all of the Partnership's revenues and receivables are from related parties.

The Partnership has a master netting agreement with its Parent and affiliated entities. As amounts due to and from its Parent and affiliated entities are a determinable amount and the right of offset is enforceable by law, receivables from and payables to affiliated entities are offset and the net amount is presented as due from affiliated entities, net.

The Partnership earns revenues for distribution services pursuant to agreements with the affiliated funds. Most of the U.S. registered sponsored funds have adopted distribution plans under Rule 12b-1 promulgated under the Investment Company Act of 1940. The Partnership earns revenues from affiliated entities for sales, distribution, advertising and promotion services provided to promote the sale of mutual fund shares pursuant to distribution and promotion agreements. The Partnership also earns service fee revenues from its affiliated entities for marketing, distribution and

brokerage services, which are determined based on the costs incurred by the Partnership in performing these services.

Cash and Cash Equivalents
Cash and cash equivalents consist of money market accounts and certificate of deposits with original maturities of 90 days or less, and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

The Partnership limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business. Deposits with one financial institution exceeded local regulatory insured limits by a total of $17 million as of November 30, 2023, representing a concentration of credit risk.

Receivables
Receivables primarily consist of fees receivable from affiliated funds and are carried at invoiced amounts. Due to the short-term nature and liquidity of the receivables, their carrying values approximate fair values. Based on the Partnership's assessment, there were no allowance for credit losses at November 30, 2023.

Deferred Sales Commissions
Deferred sales commissions consist of upfront commissions paid to financial advisers and broker-dealers on shares of affiliated funds without a front-end sales charge to investors, and are amortized over a period of up to twelve months, the period in which they are generally recovered from related revenues. Deferred sales commissions are tested for impairment when there is an indication that the carrying value may not be recoverable.

Income Taxes
The Partnership has elected to be taxed as a corporation under U.S. tax law. As such, the Partnership and Parent participate in a written agreement ("Tax Sharing Agreement") with a U.S. affiliate of Lifeco, with which it files consolidated federal and certain combined state income tax returns. The U.S. affiliate assumes ultimate responsibility for the payment of all federal and state income taxes in accordance with federal and state and local laws with respect to consolidated and/or combined returns. The Partnership is responsible for all taxes on separately filed returns. The Partnership accounts for income taxes on the modified separate return method on its separate company financial statements. Under this method, current and deferred tax expense or benefit is determined on a separate return basis, based on the financial position and results of operations as presented herein, but consideration is given to taxable income or losses from other members of the affiliated group in evaluating the realizability of its deferred tax assets ("DTAs"). The Partnership measures DTAs using tax rates expected to be in effect when the differences reverse. A valuation allowance is provided against DTAs when it appears more likely than not that those assets will not be realized. Additionally, the Partnership does not record unrecognized tax benefits where no uncertain tax positions exist in the consolidated tax filings.

The method of settling income tax payables and receivables among the U.S. consolidated group of Putnam is subject to the Tax Sharing Agreement, whereby settlement is made on a modified separate return basis (i.e., the amount that would be due to or from the jurisdiction had an actual separate company return been filed) except for the current utilization of any net operating losses

and other tax attributes by members of the affiliated group which can lead to receiving a payment when none would be received from the jurisdiction had a separate company return been required.

The calculation of the Partnership's tax liabilities involves uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions.

3. Deferred Sales Commissions

Deferred sales commissions at November 30, 2023 were as follows:

(in thousands)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Deferred sales commissions	$ 5,380	$ (2,759)	$ 2,621

4. Taxes on Income

The significant components of deferred tax assets and deferred tax liabilities at November 30, 2023 were as follows:

(in thousands)	
Deferred Tax Assets	
Deferred compensation and benefits	$ 2,645
Other, net	687
Total deferred tax assets	3,332
Deferred Tax Liabilities	
Deferred commissions	(669)
Other, net	(61)
Total deferred tax liabilities	(730)
Net Deferred Tax Asset	**$ 2,602**

As of November 30, 2023, the Partnership does not have any unrecognized tax benefits. The Partnership's policy is to include interest and penalties related to uncertain tax positions in taxes on income. During the period ended November 30, 2023, the Partnership does not have any interest and penalties related to uncertain tax positions in taxes on income. The Parent is subject to examination by the taxing authorities in multiple jurisdictions. The Parent's U.S. Federal and State filings are subject to adjustment or examination by the relevant tax authorities for tax years 2007 onward.

5. Commitments and Contingencies

The Partnership is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Partnership's business, financial position, results of operations or liquidity.

6. Stock-Based Compensation

The Parent sponsors the Putnam Investments, LLC Equity Incentive Plan (the "EIP"). Certain employees of the Partnership are eligible to participate in the EIP, under which they are eligible to receive restricted shares of the Parent's Class B common shares and Class B stock options.

Class B award activity was as follows:

	Shares	Weighted-Average Grant-Date Per Share
Nonvested balance at January 1, 2023	1,549,550	$ 14.01
Granted	42,500	9.66
Vested	(244,178)	15.04
Forfeited/canceled	(2,500)	9.66
Transferred out, net	(100,619)	13.98
Nonvested Balance at November 30, 2023	**1,244,753**	**$ 13.69**

7. Related Party Transactions

The amounts related to transactions with affiliates included in the Partnership's statement of income and comprehensive income and financial condition were as follows:

(in thousands)	Affiliated Funds	Parent and Affiliated Entities
As of November 30, 2023		
Receivables	$ 18,167	$ —
Due from affiliated entities, net is comprised of the following:		
Due from affiliated entities	—	48,492
Due to affiliated entities	—	12,031
	$ —	**$ 36,461**

8. Net Capital Requirement

The Partnership is subject to the SEC's Uniform Net Capital Rule ("Net Capital Rule" or "Rule 15c3-1"), which requires the maintenance of minimum net capital equal to the greater of $25,000 or 6 2/3% of Aggregate Indebtedness, as defined by Rule 15c3-1. As of November 30, 2023, the Partnership had net capital of $13 million, which was $10 million in excess of its minimum requirement under Rule 15c3-1.

The Partnership is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 to claim exception from the SEC's Customer Protection Rule ("Rule 15c3-3") as the Partnership did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts.

Capital withdrawals are subject to certain limitations, notification requirements and other provisions of the Net Capital Rule. During the period ended November 30, 2023, the Partnership did not withdraw capital.

9. Subsequent Events

The Partnership has evaluated subsequent events through February 20, 2024, which is the date the financial statement were available to be issued.

On January 1, 2024, Holdings and certain subsidiaries, including the Partnership, were acquired by Templeton Worldwide, Inc. ("TWI"), a wholly owned subsidiary of Franklin Resources, Inc. ("Franklin"). As a result of the acquisition by TWI, all of the Partnership's outstanding Class B awards were cancelled on January 1, 2024 and either exchanged for cash or replaced by Franklin stock awards under the Amended and Restated Franklin Resources, Inc. 2017 Equity Incentive Plan.

On February 5, 2024, the Partnership amended the membership agreement with the Financial Industry Regulatory Authority, to allow the use of the alternative method of net capital computation in place of the aggregate indebtedness method currently used.

The Partnership is not aware of any other subsequent events which would require recognition or disclosure in the financial statement.